UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”)

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

September 21, 2012

3.	NEWS RELEASE

The press release announcing this material change was issued on September 21, 2012 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on September 21, 2012 that its Board of Directors has appointed John Floren, previously Senior Vice President, Global Marketing & Logistics, as its new President & CEO effective January 1, 2013.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Tom Hamilton, Chairman of the Board of Methanex Corporation, announced on September 21, 2012 that the Board of Directors has appointed John Floren, currently Senior Vice President, Global Marketing & Logistics, to President and Chief Executive Officer, effective January 1, 2013. Bruce Aitken is retiring from Methanex but will remain a member of the Board of Directors.

John Floren has been with the Company since 2000 and has been in his current role as the global head of marketing and logistics for the past 7 years. Prior to that, he held several senior management positions with the Company and has worked in the chemical industry for over 27 years.

The Company’s talent management and succession planning process is overseen by the Board and John Floren’s appointment is the result of an orderly long-term succession plan.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER—FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner

Senior Vice President, General Counsel & Corporate Secretary

(604) 661 2600

9.	DATE OF REPORT

September 27, 2012

METHANEX CORPORATION

Name: Randy Milner
Title: Senior Vice President, General Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 27, 2012	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary